EXECUTION COPY

Operation Number 36384

SECOND AMENDMENT TO LOAN AGREEMENT

between

BALYKSHY L.L.P.

and

EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

Dated "22" October 2009

This **SECOND AMENDMENT AGREEMENT** (this "**Amendment Agreement No. 2**") dated "22" October 2009 is made between **BALYKSHY L.L.P.**, a limited liability partnership organised and existing under the laws of the Republic of Kazakhstan with registered address at: 12 Murat Uskenbaev Street, Atash Village, Tupkaragan District, Mangistau Region, the Republic of Kazakhstan (the "**Borrower**"), and **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**, an international organisation established by treaty ("**EBRD**").

RECITALS

WHEREAS:

(A) The Borrower and EBRD have entered into a loan agreement dated 21 December 2006, as amended by First Amendment to Loan Agreement dated 28 June 2007 (the "**Loan Agreement**") pursuant to which EBRD agreed, *inter alia*, to make available to the Borrower a loan in an amount not to exceed thirty-two million Dollars (US$32,000,000), upon the terms and subject to the conditions of the Loan Agreement; and

(B) The Borrower and EBRD wish to make certain changes to the Loan Agreement as set forth below.

IT IS THEREFORE AGREED, IN CONSIDERATION OF THESE PRESENTS, the parties agree **AS FOLLOWS:**

ARTICLE I - DEFINITIONS

Section 1.01. Definitions

In this Amendment Agreement No. 2 (including the recitals hereof), terms used and not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement and the following terms shall have the following meanings:

"Amendments to Security Documents" means the following agreements:

(1) Amendment Agreement No. 1 to Agreement on Mortgage of Immovable Property among the Borrower, the Sponsor, the Shareholder and EBRD, dated on or about the date hereof;

(2) Amendment Agreement No. 1 to

Agreement on Pledge of Movable Property between the Borrower and EBRD, dated on or about the date hereof;

(3) Amendment Agreement No. 2 to Participation Interest Pledge Agreement between the Shareholder and EBRD, dated on or about the date hereof; and

(4) Amendment Agreement No. 1 to Agreement on Pledge of Monies at the Bank Accounts among the Borrower, Joint Stock Company "Bank CenterCredit" and EBRD, dated on or about the date hereof.

"Deed of Amendment No. 1 to Completion Guarantee"	means Deed of Amendment No. 1 to the Deed of Financial and Performance Guarantee, dated on or about the date hereof, among the Borrower, the Sponsor and EBRD.
"Effective Date"	means the date of the written notice of EBRD to the Borrower confirming the fulfilment by the Borrower (in form and substance satisfactory to EBRD) of the conditions precedent set forth in Article III (*Conditions Precedent*).
"Stakeholder Engagement Plan"	means the stakeholder engagement plan dated August 2009, prepared by the Borrower.
"Waiver Letter"	means the Waiver Letter, dated on or about the date hereof, from EBRD to the Borrower in respect of the partial prepayment of the Loan.

Section 1.02. Interpretation

(a) In this Amendment Agreement No. 2, unless the context otherwise requires, words denoting the singular include the plural and *vice versa*.

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(b) In this Amendment Agreement No. 2, a reference to a specified Article, Section, Schedule or Exhibit shall be construed as a reference to that specified Article or Section of, or Schedule or Exhibit to, this Amendment Agreement No. 2.

(c) In this Amendment Agreement No. 2, a reference (i) to an amendment or to an agreement being amended includes a supplement, variation, assignment, novation, restatement or re-enactment, and (ii) to an agreement shall be construed as a reference to such agreement as it may be amended from time to time.

(d) In this Amendment Agreement No. 2, the headings and the Table of Contents are inserted for convenience of reference only and shall not affect the interpretation of this Amendment Agreement No. 2.

(e) In this Amendment Agreement No. 2, **"control"** (including, with correlative meanings, the terms **"controlled by"** and **"under common control with"**), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting shares, by contract or otherwise.

(f) In this Amendment Agreement No. 2, a Default is outstanding or continuing until it has been remedied or waived by EBRD in writing.

(g) In this Amendment Agreement No. 2, a reference to a document being **"in the Agreed Form"** means that the form of such document has been agreed by the parties hereto and that a copy thereof has been initialled for the purpose of identification by EBRD and the Borrower.

(h) In this Amendment Agreement No. 2, any reference to **"law"** means any law (including, any common or customary law) and any treaty, constitution, statute, legislation, decree, normative act, rule, regulation, judgment, order, writ, injunction, determination, award or other legislative or administrative measure or judicial or arbitral decision in any jurisdiction which has the force of law or the compliance with which is in accordance with general practice in such jurisdiction.

(i) In this Amendment Agreement No. 2, any reference to a provision of law, is a reference to that provision as from time to time amended or re-enacted.

(j) In this Amendment Agreement No. 2, a reference to a **"person"** includes any person, natural or juridical entity, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing and references to a "person" include its successors in title, permitted transferees and permitted assigns.

(k) In this Amendment Agreement No. 2, **"including"** and **"include"** shall be deemed to be followed by **"without limitation"** where not so followed.

ARTICLE II - AMENDMENT TO THE LOAN AGREEMENT

Section 2.01. Variation of definition of "Commitment Period" of the Loan Agreement

The definition of "Commitment Period" in Section 1.01 (*Definitions*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

""Commitment Period"	means the period commencing on 21 December 2006 and terminating on the earlier of 28 June 2010 and the date the obligation of EBRD to make Disbursements hereunder terminates in accordance with the terms of this Agreement."

Section 2.02. Variation to definition of "Completion Guarantee" of the Loan Agreement

The definition of "Completion Guarantee" in Section 1.01 (*Definitions*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

""Completion Guarantee"	means the Deed of Financial and Performance Guarantee dated 6 August 2008 among the Borrower, the Sponsor and EBRD, as may be amended from time to time."

Section 2.03. Variation to definition of "Loan" of the Loan Agreement

The definition of "Loan" in Section 1.01 (*Definitions*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

""Loan"	means the maximum principal amount of the loan provided for in Section 3.01 or, as the context may require, the principal amount thereof from time to time outstanding."

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Section 2.04. Variation to definition of "Margin" of the Loan Agreement

The definition of "Margin" in Section 1.01 (*Definitions*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

""Margin"	means, as follows:
	(a) 7% per annum, prior to the Project Completion Date and the Service Contracts Threshold Date;
	(b) 6.25% per annum, prior to the Project Completion Date but on and after the Service Contracts Threshold Date;
	(c) 5.50% per annum, on and after the Project Completion Date,
	provided that no reduction in the Margin shall be effective prior to the date that the Borrower commences repayment of principal of the Loan pursuant to Section 3.07 of this Agreement."

Section 2.05. Deletion of various definitions of the Loan Agreement

The following definitions in Section 1.01 (*Definitions*) of the Loan Agreement shall be deleted in their entirety:

(i) "A Loan"; and

(ii) "B Loan".

Section 2.06. Variation to Section 2.01 (*Representations Regarding the Project*) of the Loan Agreement

(a) Section 2.01(b) (*Estimated Project Costs*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"(b) **Estimated Project Costs.** As of the date of this Agreement, the total estimated cost of the Project is approximately seventy-one million eight hundred thousand Dollars (USD 71,800,000) as follows:

Item	USD ('M)	% of Total
1. Land	8.7	12.1%
2. Dredging	2.6	3.6%
3. Service Jetty	0.1	0.2%
4. MOBY Finger piers	3.0	4.1%
5. Reclaim and Wharf	7.8	10.9%
6. Breakwater	2.6	3.6%
7. Civil Works and Site Services	7.1	9.9%
8. Fuel, Water and Waste Storage	1.1	1.5%
9. Energy Centre and Fire Protection	3.1	4.4%
10. Professional Services and Insurance	7.5	10.5%
11. Preliminaries and Start Up Costs	15.2	21.1%
12. Import and Local VAT & Customs	6.9	9.6%
13. Transaction Costs and Contingencies	6.2	8.7%
Total Project Cost	**71.8**	**100.0%**

(b) Section 2.01(c) (*Financing Plan*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"(c)   **Financing Plan**. The anticipated sources of financing the Project are as follows:

Source	USD ('M)	% of Total
Equity		
a. Sponsor		
A Land Contribution	8.7	12.1%
B Contributed Cash Equity (see Note 1 at the end of this Section 2.01(c))	29.5	41.1%
b. EBRD	10.0	13.9%
Total Equity	**48.2**	**67.1%**
Debt		
a. EBRD Senior Loan	18.6	25.9%
b. Subordinated Sponsor Loan	5.0	7.0%
Total Debt	**23.6**	**32.9%**
Total Financing	**71.8**	**100.0%**

Note 1: The Contributed Cash Equity amount of USD29.5 million may include all audited historical Project Costs as set out in Section 2.01(b) of this Agreement incurred by the Sponsor or its Affiliates.

Section 2.07. Variation to Section 3.01 (*Amount and Currency*) of the Loan Agreement

Section 3.01 (*Amount and Currency*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"On and subject to the terms and conditions of this Agreement, EBRD agrees to lend to the Borrower an amount not to exceed USD 18,600,000 (eighteen million six hundred thousand Dollars)."

Section 2.08. Variation to Section 3.04 (*Charges, Commissions and Fees*) of the Loan Agreement

(a) Section 3.04(a) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"The Borrower shall pay to EBRD during the Commitment Period a commitment charge at the rate of 0.5% per annum on so much of the Loan as has not, from time to time, been disbursed to the Borrower or cancelled. The commitment charge shall accrue from day to day. The commitment charge shall be calculated on the basis of the actual number of days elapsed in the relevant period and a 360-day year and shall be due and payable in arrears on each Interest Payment Date (even though no interest may be payable on such date)."

(b) Section 3.04(b) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"The Borrower has paid to EBRD a front-end commission of USD 240,000 (two hundred and forty thousand Dollars) in respect of the Loan."

(c) Section 3.04(c) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"The Borrower shall pay to EBRD during the term of this Agreement an annual loan administration fee in the amount of USD 10,000 (ten thousand Dollars) per annum. Such loan administration fee shall be due and payable in advance, for the initial year, within 30 days after the date hereof and, for each subsequent year, on the first Interest Payment Date following each anniversary of the date hereof."

(d) Section 3.04(d) of the Loan Agreement shall be deleted in its entirety.

(e) Section 3.04(e) of the Loan Agreement shall be amended to be Section 3.04(d) of the Loan Agreement.

Section 2.09. Variation to Section 3.07 (*Repayment*) of the Loan Agreement

Section 3.07 (*Repayment*) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"(a)   The Borrower shall repay the Loan in 8 (eight) equal (or as nearly equal as possible) semi-annual instalments commencing on the Interest Payment Date immediately following 28 June 2011, provided that if any Disbursement is made after one or more of such repayment dates, such Disbursement shall be allocated by EBRD for repayment on each of the remaining repayment dates described above in amounts which are pro rata to the amounts of the respective remaining instalments of the Loan on each such repayment date (with EBRD adjusting those allocations as necessary so as to achieve whole numbers in each case).

(b)   The dates for payment of principal of the Loan are intended to coincide with Interest Payment Dates. If any Interest Payment Date is affected by the proviso to the definition of "Interest Payment Date," then the corresponding date for payment of principal shall be changed to coincide with such Interest Payment Date."

Section 2.10. Variation to Section 3.08 (*Voluntary and Mandatory Prepayment*) of the Loan Agreement

(a) Section 3.08(a)(2) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"(2)   in the case of partial prepayment, such prepayment shall be in an amount of not less that USD 3,000,000 (three million Dollars) and shall be applied to prepay the outstanding repayment instalments of the Loan in inverse order of maturity; and"

(b) Section 3.08(b)(2) of the Loan Agreement shall be amended by deleting it in its entirety and replacing it with the following:

"(2)   in the case of partial prepayment, such prepayment shall be in an amount of not less that USD 500,000 (five hundred thousand Dollars) and shall be applied to prepay the outstanding repayment instalments of the Loan in inverse order of maturity; and".

Section 2.11. Variation to Section 4.04 (*Participations*) of the Loan Agreement

Section 4.04 (*Participations*) of the Loan Agreement shall be deleted in its entirety.

Section 2.12. Variation to Section 5.03 (*Environmental and Social Compliance*) of the Loan Agreement

Section 5.03 (*Environmental and Social Compliance*) of the Loan Agreement shall be amended by inserting the following new subsection (e) at the end thereof as follows:

"(e)   Without limiting the foregoing, the Borrower shall diligently implement and adhere to the Stakeholder Engagement Plan prepared by the Borrower, as such Stakeholder Engagement Plan may be amended from time to time with the prior written consent of EBRD."

ARTICLE III - CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

EBRD shall have received, in form and substance satisfactory to EBRD, the following conditions precedent:

(a)   **Financing Agreements**. EBRD shall have received duly executed originals of the following agreements:

      (1)   this Amendment Agreement No. 2;

      (2)   the Waiver Letter; and

      (3)   the Deed of Amendment No. 1 to Completion Guarantee.

      (b)   **Security**. The Security as amended by the Amendments to Security Documents shall have been validly created and perfected in a manner satisfactory to EBRD, and EBRD shall have received duly executed originals of each Amendment to Security Documents, together with any document, recording, filing, notification, registration, notarisation or other evidence required, in the opinion of EBRD, for the creation, validity, perfection or priority of the Liens of EBRD in or under such Security Documents as amended by the Amendments to Security Documents.

      (c)   **Charter**. EBRD shall have received certified copies of the Charter of each of the Borrower, the Guarantor and the Shareholder and certificates of good standing of the Borrower, the Guarantor and the Shareholder, each as amended to date.

      (d)   **Corporate Authorisations**. EBRD shall have received certified copies of corporate (including, if required, shareholder) Authorisations and approvals necessary for the due execution, delivery and performance by each of the Borrower, the Guarantor and the Shareholder (as applicable) of the Deed of Amendment No. 1 to Completion Guarantee, the Amendments to Security Documents and the Waiver Letter, including the authorisations of the persons signing each of the above-mentioned agreements to sign such documents and to bind the respective parties thereby.

      (e)   **Partial Prepayment of the Loan**. EBRD shall have received a prepayment of a portion of the Loan in the amount equal to USD 11,800,000 (eleven million eight hundred thousand Dollars) in accordance with Section 3.08(a) of the Loan Agreement and the Waiver Letter and the consent of the Participant to the application of such prepayment only to the B Loan.

      (f)   **No Default**. No Default shall have occurred and be continuing or shall, in the reasonable opinion of EBRD, be imminent and the Borrower shall not, as a result of the effectiveness of this Amendment Agreement No. 2 or otherwise in connection with the Loan, be in violation of its Charter, any material provision contained in any agreement or instrument to which the Borrower is a party (including this Amendment Agreement No. 2) or by which the Borrower is bound or any law applicable to the Borrower.

      (g)   **Representations and Warranties.** The representations and warranties made or confirmed by the Borrower and each of the Guarantors in the Financing Agreements and the Project Agreements shall be true on and as of the Effective Date with the same effect as though such representations and warranties had been made on and as of such date except for those representations and warranties expressed to be given only as of the date of this Amendment Agreement No. 2 or otherwise expressly stated not to be repeated.

(h) **No Material Adverse Change.** Nothing shall have occurred which, in the reasonable opinion of EBRD, would have a material adverse effect on the Project, the business, operations or financial condition of the Borrower, the Sponsor or the Shareholder or the ability of the Borrower or any Guarantor to perform any of its material obligations under any Financing Agreement or Project Agreement.

(i) **Environmental and Social Action Plan.** EBRD shall have received evidence that the Borrower has adopted the revised Environmental and Social Action Plan.

(j) **Stakeholder Engagement Plan.** EBRD shall have received evidence that the Borrower has adopted the Stakeholder Engagement Plan.

(k) **Business Plan.** EBRD shall have received a revised Business Plan satisfactory to EBRD and consistent with the revised Estimated Project Costs set out in Section 2.01(b) of the Loan Agreement (as amended by this Amendment Agreement No. 2) and revised the Financing Plan set out in Section 2.01(c) of the Loan Agreement (as amended by this Amendment Agreement No. 2) and shall have received evidence that the Borrower has adopted such revised Business Plan.

(l) **Restructuring Fee.** EBRD shall have received the payment of the restructuring fee due and payable to it in accordance with Section 4.02 (*Restructuring Fee*).

(m) **Legal Opinions.** EBRD shall have received the following legal opinions regarding such matters incident to the transactions contemplated by this Amendment Agreement No. 2 as EBRD reasonably requests:

> (1) the opinion of Chadbourne & Parke, special Kazakh counsel to EBRD;
>
> (2) the opinion of Chadbourne & Parke special English counsel to EBRD;
>
> (3) the opinion of Holland & Hart LLP, special Nevada (USA) counsel to EBRD; and
>
> (4) the opinion of Appleby, special British Virgin Islands counsel to EBRD.

ARTICLE IV - MISCELLANEOUS

Section 4.01. Effectiveness

This Amendment Agreement No. 2 shall take effect on the Effective Date.

Section 4.02. Restructuring Fee

The Borrower shall pay to EBRD a restructuring fee in an amount equal to USD 93,000 (ninety three thousand Dollars). Such restructuring fee shall be due and payable not later than seven days after the date of this Amendment Agreement No. 2.

Section 4.03. Continuing Agreement

This Amendment Agreement No. 2 is supplemental to, and shall be construed as one with the Loan Agreement and after the date referred to in Section 4.01 (*Effectiveness*) and, from that date, all references to the Loan Agreement and/or in the Loan Agreement to this "**Agreement**" shall be deemed to be references to the Loan Agreement as amended hereby. The Borrower and EBRD hereby confirm that the Loan Agreement remains and shall continue in full force and effect as expressly amended by this Amendment Agreement No. 2.

Section 4.04. Representations and Warranties

The Borrower represents and warrants to EBRD that:

(a) it is duly organised and validly existing under the laws of the Republic of Kazakhstan and has all requisite power and authority, corporate or otherwise, to enter into, execute, deliver and perform this Amendment Agreement No. 2;

(b) it has taken all necessary action to authorise the execution, delivery and performance by it of this Amendment Agreement No. 2;

(c) this Amendment Agreement No. 2 has been duly executed and delivered by it and constitutes its valid and legally binding obligations, enforceable in accordance with its terms;

(d) the execution, delivery and performance of this Amendment Agreement No. 2 will not violate any applicable law nor will they violate any provision of its Charter nor conflict with or breach or require any consent under any agreement or instrument to which the Borrower is a party or by which the Borrower or any of its assets or properties are bound;

(e) no authorisations, approvals, consents, recordings, filings, exemptions, registrations, notarisations or other requirements of or with any governmental, judicial and public bodies and authorities of or in the Republic of Kazakhstan are required in

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connection with the execution, validity and performance by the Borrower of this Amendment Agreement No. 2 nor for the enforceability thereof by EBRD; and

(f) no payment of any duty or tax and no action whatsoever which has not been duly and unconditionally obtained, made or taken is necessary or desirable to ensure the validity, legality and enforceability of this Amendment Agreement No. 2.

Section 4.05. Governing Law

This Amendment Agreement No. 2 shall be governed by and construed in accordance with English law.

Section 4.06. Arbitration and Jurisdiction

The provisions of Section 8.09 (*Arbitration and Jurisdiction*) of the Loan Agreement shall apply to this Amendment Agreement No. 2 as if same were set out herein in full, *mutatis mutandis*, and (without limitation) as if references therein to "this Agreement" were construed as being references to this Amendment Agreement No. 2.

Section 4.07. Incorporation of Terms from Loan Agreement

The provisions of Sections 8.03 (*Notices*), 8.04 (*English Language*), 8.06 (*Rights, Remedies and Waivers*), 8.10 (*Privileges and Immunities of EBRD*), 8.11 (*Waiver of Sovereign Immunity*) and 8.12 (*Successor and Assigns; Third Party Rights*) of the Loan Agreement shall be deemed incorporated into and to form part of this Amendment Agreement No. 2, as if same were set out herein in full, *mutatis mutandis*, and (without limitation) as if references therein to "**this Agreement**" were references to this Amendment Agreement No. 2.

Section 4.08. Counterparts

This Amendment Agreement No. 2 may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorised representatives, have caused this Amendment Agreement No. 2 to be signed in their respective names as of the date first above written.

BALYKSHY L.L.P



By: ____________________

Name: Paul Roberts

Title: General Director

EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

By: ____________________

Name: Olga Donets

Title: Associate Banker